September 21, 2010

Mr David Burton
Security Exchange Commission
Washington, DC 20549
fax: 703-813-6985
ph: 202-551-3626

Dear Mr Burton,

Please accept this letter in response to your letter to me dated September 9th, 2010.

Tirex management is responsible for the adequacy and accuracy in all its filings with the SEC.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its filings.

Tirex management may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Also please note we are filing the requested amendment (today) to our 8K filed September 8, 2010.

Most sincerely,

/s/ John L. Threshie Jr
John L. Threshie Jr
President/CEO

1771 Post Road East
Westport, CT 06880
Phone: 203-292-6922
Fax: 203-259-8054
www.tirex-tcs.com info@tirex-tcs.com